Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 52-102

Report of voting results

To the securities regulatory authorities of each of the Provinces and Territories of Canada

In accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, the following sets out the voting results obtained at the annual meeting of Unitholders of CENTRAL GOLDTRUST(the “Trust”) held on April 26, 2012.

1.	Election of Directors

Each of the nominees listed in the Information Circular was elected as a Trustee of the Trust. Individual Trustee results are set out below.

Nominee	FOR	% FOR	WITHHELD	% WITHHELD

Brian E. Felske	4,412,671	95.1%	224,801	4.9%
Bruce D. Heagle	4,418,451	95.2%	219,021	4.8%
Ian M.T. McAvity	4,414,846	95.1%	222,626	4.9%
Michael A. Parente	4,413,891	95.2%	223,581	4.8%
J.C. Stefan Spicer	4,352,673	93.9%	284,799	6.1%
Philip M. Spicer	4,408,327	95.1%	228,145	4.9%

2.	Appointment of Auditors

Ernst & Young LLP was appointed as auditors of the Trust.

FOR	% FOR	WITHHELD	% WITHHELD

12,717,666	97.5%	323,832	2.5%

Dated this 2nd day of May, 2012.

“John S. Elder”
Name:	John S. Elder
Title:	Secretary
CENTRAL GOLDTRUST